

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2020

Jonathan Cohen
Chief Executive Officer and President
20/20 GeneSystems, Inc.
9430 Key West Ave.
Rockville, MD 20850

   Re: 20/20 GeneSystems, Inc.
     Offering Statement on Form 1-A
     Post-Qualification Amendment No. 1
     Filed July 8, 2020
     File No. 024-11056

Dear Mr. Cohen:

  We have reviewed your amendment and do not have any comments.

  We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any questions.

              Sincerely,

              Division of Corporation Finance
              Office of Trade & Services

cc: Louis A. Bevilacqua, Esq.